SCHEDULE 13G

Amendment No. 8
Albany International Corporation
Class A Common Stock
Cusip #012348108


Cusip #012348108
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	138,050
Item 6:	0
Item 7:	3,611,970
Item 8:	0
Item 9:	3,611,970
Item 11:	12.638%
Item 12:	    HC


Cusip #012348108
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	3,611,970
Item 8:	0
Item 9:	3,611,970
Item 11:	12.638%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Albany International Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1373 Broadway

		Albany, NY  12204


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		012348108

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	3,611,970

	(b)	Percent of Class:	12.638%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	138,050

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	3,611,970

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Albany International
Corporation. The interest of one person, Fid Value Fund, an investment company registered under the Investment
Company Act of 1940, in the Class A Common Stock of
Albany International Corporation, amounted to 1,594,590 shares or 5.579% of the total outstanding Class A Common
Stock at October 31, 2005.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2005
Date

/s/Eric D. Roiter
Signature

Eric D, Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,484,110 shares or 12.191% of the Class A Common Stock outstanding of
Albany International Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment
Company Act of 1940.

	The ownership of one investment company, Fid Value
Fund, amounted to 1,594,590 shares or 5.579% of the Class A
Common Stock outstanding. Fid Value Fund has its principal business office at 82 Devonshire Street, Boston,
Massachusetts 02109.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 3,484,110 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 127,860 shares or 0.447% of the Class A Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 127,860 shares and sole power to vote or to direct the voting of 127,860 shares of Class A Common Stock owned by the institutional account(s) as reported above.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on November 10, 2005, agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership of the Class A Common Stock of Albany International
Corporation at October 31, 2005.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. and its
direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Fid Value Fund

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary